Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE SIGNS AGREEMENT TO AQUIRE ADDITIONAL SHARES IN ITS SUBSIDIARY,
BEE GROUP RETAIL LTD., INCREASING ITS HOLDINGS TO 85%

ROSH HAAYIN, Israel, August 3, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced today the signing of an agreement to acquire 25% of the outstanding share capital of Bee Group Retail Ltd. ("Bee Group"), a 60% subsidiary of Blue Square, from the other shareholders of Bee Group (the "Sellers"), increasing Blue Square's interest in Bee Group to 85%. Blue Square is to pay NIS 35.4 million for these shares.

Under the terms of the agreement, during the five-year period from closing, Blue Square would be entitled to acquire the remaining 15% of Bee Group's capital stock (the "Remaining Shares") for the aggregate consideration of approximately NIS 21.24 million, increased by 7.5% annually until actual payment (the "Call Option"). At the second anniversary of the closing date, the Sellers would be entitled to sell the Remaining Shares to Blue Square for the same price as required for the Call Option in the event Blue Square had not previously exercised the Call Option (the "Put Option"). The agreement provides that in the event Bee Group completes an initial public offering of its shares during the three years from closing, the exercise price in the Call Option and the Put Option would generally be adjusted in accordance with the value ascribed to the Bee Group in the offering (including in the event the Call Option and Put Option had been previously exercised).

Bee Group has declared the payment of a cash dividend to Bee Group shareholders in the aggregate amount of NIS 13.7 million, of which the Sellers would be paid NIS 10.96 million, subject to the closing of the share acquisition by Blue Square described above and to the receipt of the consent from the Bee Group bank lenders..

The agreement subject to the satisfaction of various closing conditions, including approvals of the board of directors of the parties; receipt of all necessary regulatory approvals, including from the Israeli Antitrust Authority, and approvals and consents from bank lenders.

Zeev Vurembrand, the Chief Executive Officer of Blue Square commented: "We are very pleased to sign an agreement to acquire an additional 25% of the outstanding shares of Bee Group Retail. We are looking for Bee Group Retail to be an engine of growth for Blue Square in the non food sector and to serve as the private label arm of Blue Square in the houseware sector. Through this acquisition, we are implementing our plan to be a major player in the non food sector."

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Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 192 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.